1775 I Street, N.W. Washington, DC 20006-2401 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com

July 28, 2009

VIA EDGAR

Brion Thompson

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	PIMCO Funds
File Nos. 33-12113, 811-05028

Dear Mr. Thompson:

In a July 14, 2009 telephone conversation with me, you communicated the Securities and Exchange Commission (“SEC”) staff’s (the “Staff”) comments on Post-Effective Amendment No. 154 (“PEA 154”) to the registration statement under the Securities Act of 1933, as amended, and Amendment No. 198 to the registration statement under the Investment Company Act of 1940, as amended, of PIMCO Funds (the “Registrant”), as filed on May 29, 2009. PEA 154 was filed to make non-material changes to the: (a) Institutional Class, Class P, Administrative Class and Class D prospectus for the CommodityRealReturn Strategy, High Yield, Low Duration, Real Return, Short-Term, Total Return, Total Return II, and Total Return III Funds (each a “Fund” and collectively, the “Funds”); and (b) Class A, Class B, Class C and Class R prospectus for the CommodityRealReturn Strategy, High Yield, Low Duration, Real Return, Short-Term, and Total Return Funds. Additionally, PEA 154 was filed to implement the Funds’ compliance with the disclosure requirements adopted by the SEC in Investment Company Act Rel. No. 28584 (Jan. 13, 2009). A summary of the Staff’s comments, along with the Registrant’s responses, is set forth below.

Institutional Class, Class P, Administrative Class and Class D Prospectus

All Fund Summaries

Comment 1: Ticker Symbols. Delete the ticker symbols at the beginning of the Fund Summary as this disclosure is additional information not required by Item 2 of Form N-1A. See General Instruction C(3)(b) to Form N-1A. See also Item 1(a)(2) of
Form N-1A.

US Austin Boston Charlotte Hartford New York Newport Beach Philadelphia Princeton San Francisco Silicon Valley Washington DC

EUROPE Brussels London Luxembourg Moscow Munich Paris ASIA Beijing Hong Kong

Brion Thompson July 28, 2009 Page 2

Response: General Instruction C(1)(a) to Form N-1A states that the requirements of the Form are “intended to promote effective communication between the Fund and prospective investors.” Each Fund’s Risk/Return Summary will serve as the basis for a separate summary prospectus. The Registrant notes that the SEC stated “the information contained in the Summary Prospectus must be the same as the information contained in the summary section of the fund’s statutory prospectus, except as expressly permitted by rule 498.”1 As Rule 498(b)(1) permits a fund to omit the front cover page from the summary prospectus, the Registrant intends to include the ticker symbols otherwise required to appear on the front cover page of the statutory prospectus at the beginning of the summary prospectus. Thus, the Registrant will also include ticker symbols at the beginning of each Risk/Return Summary in the statutory prospectus so that the summary prospectus and Risk/Return Summary are materially the same. The Registrant believes this placement of the ticker symbols promotes “effective communication” within the meaning of the General Instruction while ensuring that both the summary prospectus and corresponding Risk/Return Summary in the statutory prospectus remain materially identical in accord with the SEC adopting release for summary prospectuses. Specifically, it is the Registrant’s experience that disclosure of ticker symbols to investors facilitates clear and accurate communications when investors place orders for fund shares and helps avoid potentially costly administrative errors in the order-taking process.

Comment 2: Fees and Expenses of the Fund. The first sentence of this section begins “[t]hese tables describe….” It is the staff’s view that Item 3 of Form N-1A calls for one unified table and thus the plural references to “tables” should be revised to the singular form.

Response: Comment accepted.

Comment 3: Fees and Expenses of the Fund — Expense Example. The narrative preceding the expense example refers to “Examples.” It is the staff’s view that Item 3 of Form N-1A calls for one unified expense example and thus the plural references to “examples” should be revised to the singular form. Please incorporate conforming grammatical changes throughout this narrative, as applicable.

Response: Comment accepted.

1	Enhanced Disclosure and New Prospectus Delivery Option for Registered Open-End Management Investment Companies, Investment Company Act Rel. No. 28584, at 71 (Jan. 13, 2009).

Brion Thompson July 28, 2009 Page 3

Comment 4: Fees and Expenses of the Fund — Expense Example. The third sentence in the narrative preceding the expense example states, “[t]he Examples also assume that your investment has a 5% return each year, the reinvestment of all dividends and distributions, and that the Fund’s operating expenses remain the same.” As the clause “the reinvestment of all dividends and distributions” is additional information not required by Item 3 of Form N-1A, please delete this language.

Response: Comment accepted.

Comment 5: Portfolio Turnover. It is the staff’s view that the Portfolio Turnover disclosure required by Item 3 of Form N-1A should be presented as part of the Fees and Expenses of the Fund section. Please reformat the section break so that the Portfolio Turnover information is presented as part of the Fees and Expenses of the Fund section.

Response: Comment accepted.

Comment 6: Portfolio Turnover. Please delete the second sentence, “[t]rading in fixed income securities does involve indirect transaction costs, but does not generally involve the payment of brokerage commissions,” as it is additional information not required by Item 3 of Form N-1A.

Response: Comment accepted.

Comment 7: Principal Risks. Please confirm that each risk described in the Principal Risks section is a “principal” risk of investing in the Fund. If not a principal risk, please delete.

Response: Comment acknowledged. The Registrant has reviewed the principal risks for each Fund and confirms that each risk listed is a principal risk of the applicable Fund.

Comment 8: Principal Risks — Short Sale Risk. Although “Short Sale Risk” is listed as a principal risk of investing in each Fund, the “Principal Investments and Strategies” section for each Fund does not discuss engaging in short sales as a principal investment strategy of the Fund. Please confirm whether engaging in short sales is a principal investment strategy of each Fund and, if so, include a discussion of this strategy in such Fund’s Principal Investments and Strategies section.

Response: Comment accepted. The Registrant will add disclosure to each Fund’s “Principal Investments and Strategies” section referencing the Fund’s ability to engage in short sales.

Brion Thompson July 28, 2009 Page 4

Comment 9: Principal Risks. Please delete the following disclosure at the end of the Principal Risks section as it is additional information not required by Item 4 of Form N-1A: “Please see “Summary of Principal Risks” in the Fund’s prospectus for a more detailed description of the risks of investing in the Fund. It is possible to lose money on an investment in the Fund.”

Response: General Instruction C(1)(a) to Form N-1A states that the requirements of the Form are “intended to promote effective communication between the Fund and prospective investors.” As each Fund’s Risk/Return Summary will serve as the basis for a separate summary prospectus, the Registrant will include this disclosure at the end of the “Principal Risks” section of each Risk/Return Summary as the Registrant believes it is “effective communication” within the meaning of the General Instruction to direct investors to the full “Summary of Principal Risks” in the statutory prospectus.

Item 4(b)(1)(i) of Form N-1A directs funds to “summarize the principal risks of investing in the Fund…[and] disclose that loss of money is a risk of investing in the Fund” (emphasis added). Thus, the Registrant believes the second sentence of the disclosure cited by the Staff is fully compliant with Item 4 of Form N-1A. Also, as Item 4 permits only a summary of the principal risks, the Registrant believes it is important to cross-reference the full “Summary of Principal Risks” section in the statutory prospectus to help direct investors reading a summary prospectus to a more complete description of the risks of investing in a Fund contained in the statutory prospectus.

Comment 10: Performance Information. Please delete the following disclosure in the first paragraph of this section as it is additional information not required by Item 4 of Form N-1A: “The bar chart and the information to its right show performance of the Fund’s Institutional Class shares. Class P shares would have had substantially similar annual returns because the shares are invested in the same portfolio. Annual returns would differ only to the extent that the Institutional Class and Class P shares have different expenses.” Please review the Performance Information disclosure within each Fund Summary and make conforming deletions, as applicable.

Response: The Registrant notes that this disclosure has been revised in part. An example of how the current disclosure is presented is as follows:

The bar chart shows performance of the Fund’s Institutional Class shares. Class P, Administrative Class and Class D performance would be lower than Institutional Class performance because of the lower expenses paid by Institutional Class shares. For periods prior to the inception date of Class P shares ([date]), performance information shown in the table for Class P shares is based on the performance of the Fund’s Institutional Class shares, adjusted to reflect the actual expenses paid by the Class P shares.

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General Instruction C(1)(a) to Form N-1A states that the requirements of the Form are “intended to promote effective communication between the Fund and prospective investors.” As Item 4 of Form N-1A requires that the Registrant present only one class’ performance in the Risk/Return Bar Chart in a multiple class prospectus, the Registrant believes it is “effective communication” within the meaning of the General Instruction to clearly communicate that performance will vary across classes due to the differing fees and expenses of the classes. The Registrant believes the failure to do so may be a material omission as investors may assume that the performance for the share class presented in the Risk/Return Bar Chart is the same performance for the other share classes. Moreover, as the Registrant presents each class’ performance separately in the Risk/Return Table for each Fund, and certain classes that have more recently commenced operations present an older class’ performance adjusted for the actual expenses of the class shown, the Registrant believes this disclosure is “effective communication” within the meaning of the General Instruction since it explains the bar chart and average annual total returns table and the failure to do so may be a material omission that may make the disclosure otherwise misleading.

Comment 11: Performance Information. Instead of providing the “More Recent Return Information” to the right of the bar chart, please provide this information as a footnote to the bar chart. See Item 4(b)(2)(ii) of Form N-1A.

Response: Comment accepted.

Comment 12: Performance Information. To the extent a particular class of shares is registered, but its performance is not presented in the Average Annual Total Returns table, please confirm that there is no class-specific performance to be disclosed in the table. If none, please include disclosure indicating that such class of shares of the Fund has not yet commenced operations.

Response: Comment acknowledged. The Registrant has confirmed that the Fund’s Risk/Return Table presents each operational class of a Fund’s shares. To the extent the performance of a particular class is not presented in the Risk/Return Table, additional disclosure has been added to the narrative preceding the Risk/Return Bar Chart to clarify that such class has not yet commenced operations as of the date of the prospectus.

Comment 13: Performance Information. With regard to the footnotes to the Average Annual Total Returns table relating to a Fund’s broad-based securities market index and an index of similar funds, please move the following sentence from the footnote so that it is included as a

Brion Thompson July 28, 2009 Page 6

parenthetical within the table: “[i]t does not reflect deductions for fees, expenses or taxes.” Also, with respect to the footnote describing an index of similar funds, delete the following sentence: “[i]t is not possible to invest directly in an unmanaged index.”

Response: Comment accepted.

CommodityRealReturn Strategy Fund

Comment 14: Investment Objective. As the Fund’s investment objective is to seek “maximum real return, consistent with prudent investment management,” please define “real return” in the Fund Summary section or otherwise cite where “real return” is currently defined in the Fund Summary section.

Response: Comment accepted. The Registrant has added a definition of “real return” in the “Principal Investments and Strategies” section of the Fund’s Risk/Return Summary.

Comment 15: Principal Investments and Strategies. Please shorten the length of the narrative in this section.

Response: Comment accepted. The Registrant has reviewed the “Principal Investments and Strategies” section and shortened the disclosure where appropriate.

Comment 16: Principal Investments and Strategies. Please address whether the CommodityRealReturn Strategy Fund is subject to Rule 35d-1.

Response: Previously, the Staff has given a similar comment to the Registrant’s Post-Effective Amendment No. 66, as filed on April 12, 2002.2 The Registrant reasserts its position, as advanced in detail in the Registrant’s response to the Staff’s previous comment, that the CommodityRealReturn Strategy Fund® is not subject to Rule 35d-1 because the Fund’s name connotes a proprietary investment strategy.

Comment 17: Principal Investments and Strategies. The third sentence of the last paragraph of this section discloses that the Fund “may invest up to 10% of its total assets in high yield

2	See Letter from Brendan C. Fox to Keith O’Connell, Division of Investment Management, U.S. Securities and Exchange Commission, Responding to Comments on Post-Effective Amendment No. 66, at 2 (June 19, 2002). See also Memorandum from Brendan C. Fox to Barry D. Miller (June 27, 2002) (explaining how the Fund proposed to calculate compliance with the 80% asset test under the rule, if the rule applied to the Fund).

Brion Thompson July 28, 2009 Page 7

securities (“junk bonds”) rated B or higher….” Please confirm whether the disclosure should read “rated B or higher” or “rated B or lower.”

Response: The Registrant confirms that the disclosure is correct as is. The disclosure states that although the Fund may invest up to 10% of its total assets in junk bonds, the Fund will not invest in junk bonds rated below B by Moody’s Investors Service, Inc., or equivalently rated by Standard & Poor’s Rating Services or Fitch, Inc., or, if unrated, determined by PIMCO to be of comparable quality.

Comment 18: Performance Information. Please address how the Dow Jones-AIG Commodity Total Return Index3 is an appropriate broad-based securities market index for this Fund as required by Item 4(b)(2)(iii) of Form N-1A.

Response: Item 4(b)(2)(iii) of Form N-1A requires a fund to compare its performance against the performance of an “appropriate broad-based securities market index,” as that term is defined by Instruction 5 to Item 27(b)(7) of Form N-1A. Instruction 5 to Item 27(b)(7) defines an “appropriate broad-based securities market index” as “one that is administered by an organization that is not an affiliated person of the fund, its investment adviser, or principal underwriter, unless the index is widely recognized and used.”

The Index was introduced in 1998 and is currently used as a benchmark index for several different investment products with investment objectives similar to the Fund, including mutual funds and exchange-traded funds that are not affiliated with the Registrant. As disclosed in a footnote to the Average Annual Total Returns table, the Index is an unmanaged index composed of futures contracts on 19 physical commodities. The Index is designed to be a highly liquid and diversified benchmark for commodities as an asset class.

The Registrant believes the Index is “appropriate” given the Fund’s investment objective and the instruments the Fund invests in. Because the Index is jointly administered by Dow Jones & Company, Inc. and UBS Securities, LLC, neither of which is an affiliated person of the Fund, the Fund’s adviser or Fund’s underwriter, and because the Index is used as the benchmark for other investment products (i.e., the Index is widely recognized and used) and spans a wide array of futures contracts on physical commodities of the type the Fund seeks exposure to, the Registrant believes that the Index qualifies as an appropriate broad-based securities market index for purposes of the Fund’s Average Annual Total Returns table.

3	The Registrant notes that the name of the index has changed to Dow Jones-UBS Commodity Total Return Index.

Brion Thompson July 28, 2009 Page 8

Comment 19: Performance Information. Please address how the Lipper Commodities Funds Average is a relevant index for the Fund. See Instruction 2(b) to Item 4 of Form N-1A.

Response: Instruction 2(b) to Item 4 of Form N-1A permits a fund to compare its performance to “one or more other indexes” and provides, to the extent a fund does so, that a fund include a narrative explanation “stating that the information shows how the Fund’s performance compares with the returns of an index of funds with similar investment objectives.” As the Lipper Commodities Funds Average tracks the performance of other funds with similar investment objectives as the Fund, the Registrant believes the Lipper Commodities Funds Average is an appropriate additional index for purposes of the Fund’s Average Annual Total Returns table.

High Yield Fund

Comment 20: Principal Investments and Strategies. Please address, in light of the Fund’s investment objective, why “forwards or derivatives such as options, futures contracts or swap agreements” are the economic equivalent of high yield securities (“junk bonds”).

Response: Previously, the Registrant has responded to a similar comment received from the Staff in connection with Post-Effective Amendment No. 151, as filed on May 31, 2007, and Post-Effective Amendment No. 106, as filed on February 13, 2004, with respect to other series of the Registrant. The Registrant’s response, set forth below, is substantively similar to its response provided to the previous comments.4

In the adopting release for Rule 35d-1, the SEC explained that compliance with the 80% requirement of Rule 35d-1 may be achieved through the use of certain synthetic instruments, such as derivatives. See Investment Company Names, Investment Company Act Rel. No. 24828 (Jan. 17, 2001). Footnote 12 of the adopting release states as follows:

The language of the proposal would have required an investment company with a name that suggests that the company focuses its investments in a particular type of security to invest at least 80% of its assets in the indicated securities. Proposed rule 35d-1(a)(2). We have modified this language to require that an investment company with a name that suggests that the company focuses its investments in a particular type of investment invest at least 80% of its assets in the indicated investments. Rule 35d-1(a)(2). In appropriate circumstances, this would permit an

[4]

See Letter from Derek B. Newman to Brion Thompson, Division of Investment Management, U.S. Securities and Exchange Commission, at 3 (July 26, 2007). See also Letter from Richard Holley III to Brion Thompson, Division of Investment Management, U.S. Securities and Exchange Commission, at 4 (April 28, 2004).

Brion Thompson July 28, 2009 Page 9

investment company to include a synthetic instrument in the 80% basket if it has economic characteristics similar to the securities included in that basket.

Derivatives are financial contracts whose value depend upon, or are derived from, the value of an underlying asset, and may relate to bonds and related indexes. For example, in the case of a standard swap agreement, two parties agree to exchange the returns (or differentials in rates of returns) earned or realized on a particular predetermined investment, such as a high-yield bond. The gross returns exchanged between the parties are generally calculated with respect to a “notional amount,” i.e., the return on or increase in value of a particular dollar amount invested in a particular underlying asset, such as a high-yield bond. Accordingly, through the use of these (and other) derivatives, the Fund may achieve a return that is the economic equivalent to the return derived from a direct investment in the notional amount of the high-yield bond underlying the swap. Thus, the Registrant believes that the Fund’s use of derivative instruments to obtain market exposure to the securities in which it primarily invests is consistent with Rule 35d-1.

Comment 21: Principal Investments and Strategies. Since the disclosure states “[t]he Fund may invest all of its assets in derivative instruments, such as options, futures contracts or swap agreements, or in mortgage- or asset-backed securities,” please review the “Derivatives Risk” disclosure and enhance if needed.

Response: Comment acknowledged. The Registrant has reviewed the Derivatives Risk disclosure and determined that it is sufficient in its current form.

Low Duration Fund

Comment 22: Performance Information. Please address how the Merrill Lynch 1-3 Year Treasury Index is an appropriate broad-based securities market index for this Fund as required by Item 4(b)(2)(iii) of Form N-1A.

Response: Item 4(b)(2)(iii) of Form N-1A requires a fund to compare its performance against the performance of an “appropriate broad-based securities market index,” as that term is defined by Instruction 5 to Item 27(b)(7) of Form N-1A. Instruction 5 to Item 27(b)(7) defines an “appropriate broad-based securities market index” as “one that is administered by an organization that is not an affiliated person of the fund, its investment adviser, or principal underwriter, unless the index is widely recognized and used.”

The Index was introduced in 1978 and is currently used as a benchmark index for several different investment products with investment objectives similar to the Fund, including mutual funds and exchange-traded funds that are not affiliated with the Registrant. As disclosed in a

Brion Thompson July 28, 2009 Page 10

footnote to the Average Annual Total Returns table, the Index is an unmanaged index that tracks the performance of the direct sovereign debt of the U.S. Government having a maturity of at least 1 year and less than 3 years.

The Registrant believes the Index is “appropriate” given the Fund’s investment objective and the securities the Fund invests in. Because the Index is administered by Merrill Lynch, Pierce Fenner & Smith Inc., which is not an affiliated person of the Fund, the Fund’s adviser or Fund’s underwriter, and because the Index is used as the benchmark for other investment products (i.e., the Index is widely recognized and used) and contains securities of the type and in the maturity range invested in by the Fund, the Registrant believes that the Index qualifies as an appropriate broad-based securities market index for purposes of the Fund’s Average Annual Total Returns table.

Total Return Fund

Comment 23: Principal Investments and Strategies. Please delete the last sentence in the third paragraph that states, “[t]he Fund may not invest in equity securities.” See Instruction 3 to Item 9(b) of Form N-1A.

Response: Comment accepted.

Summary of Other Important Information Regarding Fund Shares

Comment 24: Purchase and Sale of Fund Shares. Please delete the last sentence of the first paragraph that states, “PIMCO Funds or the Funds’ distributor may waive the minimum initial investment for other categories of investors at their discretion” as this disclosure is additional information not required by Item 6 of Form N-1A.

Response: Comment accepted.

Class A, Class B, Class C and Class R Prospectus

All Fund Summaries

Comment 25: The staff reiterates all comments given to the Institutional Class, Class P, Administrative Class and Class D prospectus to the Class A, Class B, Class C and Class R prospectus, to the extent applicable.

Response: Comment acknowledged.

Brion Thompson July 28, 2009 Page 11

Comment 26: Fees and Expenses of the Fund. Please delete “Contingent” from the second line of the Shareholder Fees table and delete related footnotes 1 and 3 to the table as this disclosure is additional information not required by Item 3 of Form N-1A. Move footnote 2 to below the Annual Fund Operating Expenses table as it is the staff’s view that Item 3 of Form N-1A calls for a single table format.

Response: Comment accepted.

Comment 27: Fees and Expenses of the Fund. Delete footnotes 1 and 2 to the Average Fund Operating Expenses table as this disclosure is additional information not required by Item 3 of Form N-1A.

Response: Comment accepted.

High Yield Fund

Comment 28: Performance Information. Delete the following disclosure from the first paragraph in this section as it is additional information not required by Item 4 of Form N-1A: “For periods prior to the inception date of Class R shares (December 31, 2002), performance information shown in the…table is based on the performance of the Fund’s Institutional Class shares, adjusted to reflect the actual distribution and/or service (12b-1) fees and other expenses paid by Class R shares.”

Response: General Instruction C(1)(a) to Form N-1A states that the requirements of the Form are “intended to promote effective communication between the Fund and prospective investors.” As the Registrant presents each class’ performance separately in the Fund’s Risk/Return Table, and certain classes that have more recently commenced operations present an older class’ performance adjusted for the actual expenses of the class shown, the Registrant believes this disclosure is “effective communication” within the meaning of the General Instruction and that the failure to do so may be a material omission that may make the disclosure otherwise misleading.

*                    *                     *

In addition to these comments, you requested that the Registrant make certain representations concerning PEA 154 and the responses being made to the comments received. These representations are included as an exhibit to this letter.

Brion Thompson July 28, 2009 Page 12

We believe that the foregoing has been responsive to the Staff’s comments. Please call the undersigned at (202) 261-3464 or Brendan C. Fox at (202) 261-3381 if you wish to discuss this correspondence further.

Sincerely,

/s/ Adam T. Teufel
Adam T. Teufel

cc:	J. Stephen King, Jr.
Joshua D. Ratner
Audrey L. Cheng

EXHIBIT

PIMCO Funds

840 Newport Center Drive

Newport Beach, California 92660

Via EDGAR

July 28, 2009

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	PIMCO Funds (the “Registrant”) (File Nos. 33-12113, 811-05028)

In connection with a response being made on behalf of the Registrant to comments provided with respect to Post-Effective Amendment No. 154 to the Registrant’s registration statement under the Securities Act of 1933 and Amendment No. 198 to the Registrant’s registration statement under the Investment Company Act of 1940, as filed on May 29, 2009 (the “Registration Statement”), the Registrant hereby acknowledges that:

•	the Registrant is responsible for the adequacy and the accuracy of the disclosure in the Registration Statement;

•

comments of the staff of the Securities and Exchange Commission (“SEC”) or changes to disclosure in response to SEC staff comments in the Registration Statement reviewed by the staff do not preclude the SEC from taking any action with respect to the Registration Statement; and

•

if an inquiry or investigation is currently pending or threatened by the SEC and if the SEC subsequently, in order to protect its investigative position, so requests, the Registrant will not assert SEC staff comments with respect to the inquiry or investigation as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States. This representation should not be construed as confirming that there is or is not, in fact, any inquiry or investigation currently pending or threatened.

We hope that the foregoing is responsive to your request. Please do not hesitate to contact Adam T. Teufel at (202) 261-3464 or Brendan C. Fox at (202) 261-3381 of Dechert LLP, outside counsel to the Registrant, if you have any questions concerning the foregoing.

Sincerely,

/s/ Peter G. Strelow
Peter G. Strelow
Vice President

cc:	Brendan C. Fox
Adam T. Teufel
J. Stephen King, Jr.
Joshua D. Ratner
Audrey L. Cheng